SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          FLORAFAX INTERNATIONAL, INC.
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    33982510
                                 (CUSIP number)

                                 JOHN THOMPSON
                            ST. JAMES CAPITAL CORP.
                           5599 SAN FELIPE, SUITE 301
                             HOUSTON, TEXAS  77057
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  June 5, 1996
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [X]

CUSIP No. 33982510

1	NAME OF REPORTING PERSONS			  St.James Capital Corp.

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS           76-0478200
- --------------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   [ ]
                                                                       (b)   [ ]
- --------------------------------------------------------------------------------
3	SEC USE ONLY
- --------------------------------------------------------------------------------
4	SOURCE OF FUNDS		                                              WC
- --------------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
- --------------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
- --------------------------------------------------------------------------------
NUMBER OF 		7	SOLE VOTING POWER                      1,734,178
SHARES		        --------------------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                            0
OWNED BY		--------------------------------------------------------
EACH			9	SOLE DISPOSITIVE POWER                 1,734,178
REPORTING		--------------------------------------------------------
PERSON WITH		10	SHARED DISPOSITIVE POWER                       0
- --------------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,734,178
- --------------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
- --------------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  22.4
- --------------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON                                              PN
- --------------------------------------------------------------------------------

ITEM 1.	SECURITY AND ISSUER.

St. James Capital Corporation, a Delaware corporation ("SJCC"), has acquired beneficial ownership (the "Acquisition") of 1,734,178 shares (the "Shares")of the common stock, par value $.01 per share (the "Common Stock"), of Florafax International, Inc., a Delaware corporation ("FII"). The address of FII's offices is 8075 20th Street, Vero Beach, Florida 32966.

ITEM 2.	IDENTITY AND BACKGROUND.

SJCC is the general partner of St. James Capital Partners, L.P., a Delaware investment limited partnership (the "Partnership"). The executive officers and directors of SJCC are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, Todd M. Binet and William H. Wagner. The business address of SJCC and each of its executive officers and directors is 5599 San Felipe, Suite 301, Houston, Texas 77057. The principal occupation of each of the executive officers and directors of SJCC is investment management and each is a citizen of the United States. None of SJCC or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The $2,000,104 used for the Acquisition came from current working capital of the Partnership.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the Acquisition is investment in the Note (defined below), with a possible future investment in the Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

SJCC beneficially owns the Shares, which represent 22.4 percent of the outstanding Common Stock. SJCC has the sole power to vote or dispose the Shares. SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER.

104,000 of the Shares are issuable pursuant to Warrants to purchase
Common Stock (the "Warrants") held by SJCC. 1,630,178 of the Shares are issuable on conversion of the principal of and accrued interest on a 7% Convertible Promissory Note (the "Note"). The Partnership has entered into an Agreement of Purchase and Sale, as amended, with FII regarding the purchase of the Note and the Warrants, which includes an agreement by the Partnership that it will not transfer the Shares in violation of the Securities Act of 1933 (the "Securities Act"). The Partnership has also entered into a Registration Rights Agreement with FII regarding the registration of the Shares under the Securities Act and a Security Agreement with FII regarding the Note. SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership Agreement. Except as set forth above, no contract, agreement, understanding or relationship relates to the transfer or voting of any security, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	EXHIBITS.

None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               June 14, 1996
                                               (Date)

                                               /s/ Todd M. Binet
                                               (Signature)

                                               Todd M. Binet, Executive Vice
                                               President
                                               (Name/Title)